SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a) (Amendment No. )*


                            Internet Holdings, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  46057M-30-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Francis Napoli
                              T.H. Investments Ltd.
                             Suite 2B, Centre Plaza
                                  Main Street
                                   Gibraltar
                               Tel: 011 350 74572

                                    Copy to:
                               Steven A. Sanders
                         Beckman Millman & Sanders, LLP
                          116 John Street, Suite 1313
                               New York, NY 10038
                                 (212) 406-4700
--------------------------------------------------------------------------------
    Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)


                               December 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

=====================
CUSIP NO. 46057M-30-4
=====================


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No.
     of Above Person

     T.H. Investments Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member                       (a)  [_]
     of a Group                                                  (b)  [x]



--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds

     00
--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Gibraltar
--------------------------------------------------------------------------------
               7    Sole Voting Power

Number of Shares    2,160,000
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           -0-
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    2,160,000
              -----------------------------------------------------------------
               10   Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,160,000
--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares



--------------------------------------------------------------------------------
13   Percent of Class Represented by
     Amount in Row (11)


     20.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person


     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Internet Holdings, Inc., a Utah corporation (the "Issuer"). The address of the Issuer is C/o Beckman, Millman & Sanders, LLP, 116 John Street, Suite 1313, New York, NY 10038, Attn. Steven Sanders, Esq.

     ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f)

     This statement is being filed by T.H. Investments Ltd. ("T.H. Investments"), a corporation incorporated under the laws of Gibraltar, through its ownership of 20.1% of the outstanding stock of the Issuer. T.H. Investments is a private investment company. The principal business address of T.H. Investments is Centre Plaza, Suite 2B, Main Street, Gibraltar.

(d) Neither T.H. Investments nor, to the knowledge of T.H. Investments, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither T.H. Investments nor, to the knowledge of T.H. Investments, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     T.H. Investments received 2,160,000 shares of Common Stock in exchange for T.H. Investments' 25% share holding in Fairfax Equity Ltd. ("Fairfax"), which was acquired by the Issuer pursuant to the Acquisition Agreement and Plan of Reorganization described and defined in Item 4.

     ITEM 4. PURPOSE OF TRANSACTION.

     On October 27, 1999, the Issuer entered into a conditional Acquisition Agreement and Plan of Reorganization with Fairfax and the stockholders of Fairfax whereby the Issuer would issue a total of 8,640,000 shares of Common Stock to the stockholders of Fairfax in order to acquire 100% of the issued capital stock of Fairfax (the "Reorganization Agreement"). The acquisition was contingent upon the completion by the Issuer of its audited financial statements, the filing of all outstanding reports required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the settlement of all outstanding legal proceedings. As of December 22, 1999, all the conditions precedent to the Reorganization Agreement have been met by the Issuer and, accordingly, the Issuer and Fairfax proceeded to implement the transactions contemplated by the Reorganization Agreement.

     Pursuant to this implementation, the Issuer has issued a total of 2,160,000 shares of Common Stock to T.H. Investments in exchange for T.H. Investments' 25% share holding in Fairfax. T.H. Investments entered into the share exchange for investment purposes. The Issuer is engaged in a business area which the board of T.H. Investments considers to be a priority area for investment.

     For a detailed description of the Reorganization Agreement and the transactions contemplated thereto, reference is made to the Issuer's Current Report on Form 8-K filed November 3, 1999.

     Except as may be set forth in this Schedule 13D, neither T.H. Investments nor, to the best of its knowledge, any executive officer or director of T.H. Investments, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) T.H. Investments beneficially owns a total of 2,160,000 shares of Common Stock as a result of the implementation of the Reorganization Agreement. This represents 20.1% of the issued and outstanding capital stock of the Issuer.

(b) T.H. Investments has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 2,160,000 shares of Common Stock.

(c) Except as described herein, neither T.H. Investments nor, to the knowledge of T.H. Investments, any of its executive officers or directors has effected any transactions in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     It is anticipated that the Issuer will conduct a $5 million offering of its common stock pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated by the Securities and Exchange Commission, although no assurance can be given. To date, no formal contracts or agreements have been executed in connection with such offering.

     The information set forth, or incorporated by reference, in Item 4 regarding the Reorganization Agreement is hereby incorporated by reference. Except as may be set forth above, to the best knowledge of T.H. Investments, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:        Acquisition Agreement and Plan of Reorganization
                           by and among Issuer, Fairfax and stockholders of Fairfax, dated as of October 28, 1999.*

----------
* Incorporated herein by reference to Exhibit 1 of the Issuer's Current Report on Form 8-K filed November 3, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.


                                         T.H. Investments Ltd.


Date:    January 7, 2000                 By: Prime Management Limited
                                         Authorized Agent: /s/ F.A. Napoli
                                         Title: Director